DOVE ENERGY INC.

800-6th Avenue SW, Suite 410
Calgary, Alberta
Canada T2P 3G3
Telephone: (403) 612-1980

Website: http://www.doveenergyinc.com

United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W., Mail Stop 7010
Washington, D.C. 20549
Attn: H. Roger Schwall, Assistant Director

April 14, 2009

Re: Dove Energy Inc.

Amendment No. 4 to Registration Statement on Form 20-F

Filed December 10, 2008

File No: 0-53479

Dear Mr. Schwall:

This letter is in response to comments of the staff (“Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission on the filing made by Dove Energy Inc. contained in your letter dated March 24, 2009 (“Comment Letter”).  The headings and numbers below refer to similar headings and numbers contained in the Comment Letter.  Capitalized terms used herein not otherwise defined in this letter shall have the meaning given to them in the Form Forms 20-F.

Attached to this letter is a black-lined version of the amended Form 20-F, indicating the amendments made to the Form 20-F.

General

1.  Please file an updated consent to be dated as close as practicable to the effective date of the registration statement on Form 20-F, in the same manner as a 1933 Act registration statement.

Response: The Auditors updated consent is filed with this Amendment.

Engineering Comments

General

2.  We have reviewed your response to prior comment six of our letter dated February 18, 2009. It does not appear that you have included the information previously requested regarding average sales price per unit of oil and gas produced or the average production cost (lifting cost) per unit of production. Therefore, we re-issue our prior comment number six.

Response: The Company has revised the disclosure on pages 28 to 30 of the Form 20-F, in response to the Staff’s comments.

3.   We have reviewed you response to prior comment seven of our letter. It does not appear that you revised your document in response to our comment regarding disclosing gas production in cubic feet as you stated. Therefore, we re-issue our prior comment seven.

Response: The Company has revised the disclosure on pages 28 to 30 of the Form 20-F, in response to the Staff’s comments.

Dove Energy Property, Bow Island Alberta, page 26

4.  We have reviewed your response to prior comment nine of our letter. It does not appear that you have revised your document in response to our comment regarding not disclosing reserve classifications other than proved as you stated. We note that you continue to disclose recoverable reserved for these properties. Rule 4-10(a) of Regulation only allows the disclosure of proved reserves. Therefore, we re-issue our prior comment nine.

Response: The Company has removed the disclosure regarding recoverable reserves on page 27 of the Form 20-F; in response to the Staff’s comments.

Closing Comments

     As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

     We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information requires under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Response: We note the Staff’s comments.

I trust that with these responses, your comments have been satisfied.  As indicated above, the amended Form 20-F to include the above information will be filed on EDGAR.  In the meantime, if you have any further questions or require any further information; please do not hesitate to contact the undersigned.

Yours very truly,

/s/ Kene Ufondu
Chief Executive Officer

c.c.	Sean Donahue, SEC
Mike Karney, SEC
Jim Murphy, SEC
Jill Davis, SEC
Jennifer O’Brien, SEC